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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-9
                                  ------------

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934


                              THERATX, INCORPORATED
                            (Name of Subject Company)

                              THERATX, INCORPORATED
                      (Name of Person(s) Filing Statement)

  Common Stock, Par Value $.001 Per Share (and Preferred Share Purchase Rights)
                         (Title of Class of Securities)

                             _______883384109______
                      (CUSIP Number of Class of Securities)

                                 JOHN A. BARDIS
                       PRESIDENT & CHIEF EXECUTIVE OFFICER
                              THERATX, INCORPORATED
                        1105 Sanctuary Parkway, Suite 100
                              Alpharetta, GA 30201
                                 (770) 569-1840
           (Name, Address and Telephone Number of Person Authorized to
                        Receive Notice and Communications
                  on Behalf of the Person(s) Filing Statement)


                                   Copies to:

                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               One Citicorp Center
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 821-8000


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         TheraTx,  Incorporated, a Delaware corporation (the "Company"),  hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), filed with the Securities and Exchange Commission on February 14, 1997, and as amended by Amendment No. 1 on February 24, 1997, with respect to the tender offer of Vencor, Inc., a Delaware corporation ("Vencor") and its wholly owned subsidiary, Peach Acquisition Corp., a Delaware corporation, to purchase all of the outstanding shares of Common Stock, $.001 par value per share (the "Common Stock") of the Company (and the associated Preferred Share Purchase Rights).

         Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning given to such term in the Schedule 14D-9.

Item 6. Recent Transactions and Intent with Respect to Securities.

         Item 6 is hereby  amended to add the  following to the end of paragraph
(b):

         Warburg, Pincus Investors, L.P., the beneficial owner of 2,438,705 shares of the Common Stock as of February 12, 1997, has advised the Company that it sold 2,408,705 shares of Common Stock on February 27, 1997 at a price of $16.40 per share.





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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.



                                               THERATX, INCORPORATED



Dated: February 27, 1997                       /s/ Donald R. Myll
                                               -------------------------
                                               Name:  Donald R. Myll
                                               Title: Senior Vice President and
                                                      Chief Financial Officer